UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of January 2023

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒    Form 20-F  ☐    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐    Yes  ☒    No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date January 17, 2023	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

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Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

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Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

COMPLETE THE ISSUANCE OF NEW A SHARES

Reference is made to the circular dated 9 June 2022 (the “Circular”), the announcement of the poll results dated 29 June 2022 and the announcement dated 10 May 2022 of China Eastern Airlines Corporation Limited (the “Company”) in relation to, among others, the Non-public Issuance of A Shares by the Company. Unless otherwise indicated, terms used in this announcement shall have the same meanings as those defined in the Circular.

The Company convened the 2021 Annual General Meeting, the 2022 first H Shareholders Class Meeting and the 2022 first A Shareholders Class Meeting on 29 June 2022, during which relevant resolutions including the “Proposal for the Non-public Issuance of A Shares to specific subscribers by China Eastern Airlines Corporation Limited” (the “Issuance Proposal”) were considered and approved. On 12 January 2023, the Company completed the issuance of A Shares.

On 28 November 2022, the Company received the “Approval of Non-Public Issuance of Shares by China Eastern Airlines Corporation Limited” (CSRC Approval [2022] No. 2995) from the CSRC. The CSRC approved the non-public issuance of no more than 5,662,332,023 new shares by the Company.

The Company confirmed 21 December 2022 as the Pricing Benchmark Date of the Non-public Issuance of A Shares and the issue price of RMB4.39 per A Share was calculated based on the Issuance Proposal.

The Company is pleased to announce that on 12 January 2023, the Company completed the issuance of 3,416,856,492 ordinary A Shares with a nominal value of RMB1.00 each at an issue price of RMB4.39 per A Share. At the same time, the Company has completed the relevant share subscription and closing with Subscribers.

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The shareholding structure before and immediately after the completion of the Non-public Issuance of A Shares is as follows:

	Before the completion of the Non-public Issuance of A Shares			Immediately after the completion of the Non-public Issuance of A Shares
	Number of Shares Held		Approximate percentage of the total number of Shares in issue	Number of Shares Held		Approximate percentage of the total number of Shares in issue
CEA Holding and its associates Note [1]	8,025,170,875 (A Shares)		42.52%	9,164,123,040 (A Shares)		41.11%
	2,626,240,000 (H Shares)		13.91%	2,626,240,000 (H Shares)		11.78%

Subtotal	10,651,410,875		56.43%	11,790,363,040		52.89%
Other non-public Shareholders Note [2]	3,960 (A Shares	)	0.00%	3,960 (A Shares	)	0.00%

Subtotal	3,960		0.00%	3,960		0.00%
Public Shareholders	5,672,487,466 (A Shares)		30.05%	7,950,391,793 (A Shares)		35.67%
	2,550,537,777 (H Shares)		13.51%	2,550,537,777 (H Shares)		11.44%

Subtotal	8,223,025,243		43.57%	10,500,929,570		47.11%

Total	18,874,440,078		100%	22,291,296,570		100%

Note 1:

As at the date of this announcement, CEA Holding directly and indirectly holds 11,790,363,040 shares of the Company in aggregate, representing approximately 52.89% of the total number of shares in issue of the Company, among which:

(i)	CEA Holding directly holds 8,706,805,967 A Shares;

(ii)	CEA Holding, through CES Finance Holding Co., Ltd. (a wholly-owned subsidiary of CEA Holding), holds 457,317,073 A Shares; and

(iii)	CEA Holding, through CES Global Holdings (Hong Kong) Limited (a wholly-owned subsidiary of CEA Holding), holds 2,626,240,000 H Shares.

Note 2:	Mr. Li Yangmin, a Director, directly holds 3,960 A Shares in the capacity of beneficial owner, and the shares held by him shall not be regarded as being in public hands.

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Note 3:	As at the date of this announcement, the public float is 47.11%.

Note 4:	Any discrepancies between the totals and sums of amounts listed in the table above are due to rounding.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED
Wang Jian
Company Secretary
Shanghai, the People’s Republic of China 13 January 2023

As at the date of this announcement, the directors of the Company include Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non- executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).

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